Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 16, 2022

The Board is pleased to announce that all the ordinary resolutions set out in the AGM Notice were duly passed by way of poll at the AGM held on June 16, 2022.

Reference is made to the notice of the AGM (the “AGM Notice”) of Guangshen Railway Company Limited (the “Company”) and the circular of the Company (the “Circular”) both dated April 28, 2022. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the AGM Notice and the Circular.

POLL RESULTS OF THE AGM

The Board is pleased to announce that all the ordinary resolutions set out in the AGM Notice were duly passed by the Shareholders by way of poll at the AGM held on June 16, 2022. The poll results in respect of the ordinary resolutions are as follows:

ORDINARY RESOLUTIONS WITHOUT THE ADOPTION OF CUMULATIVE VOTING SYSTEM		Number of votes and percentage
		For	Against	Abstain from voting
1.	The work report of the Board for the year 2021 be and is hereby reviewed and approved.	3,033,272,209 99.929	798,300 0.026	1,348,351 0.044
		99.929	0.026	0.044

2.	The work report of the Supervisory Committee for the year 2021 be and is hereby reviewed and approved.	2,771,809,086 91.316	262,261,523 8.640	1,348,251 0.044

3.	The audited financial statements of the Company for the year 2021 be and are hereby reviewed and approved.	3,033,272,209 99.929	798,300 0.026	1,348,351 0.044

4.	The profits distribution proposal of the Company for the year 2021 be and is hereby reviewed and approved.	3,034,600,159 99.973	798,400 0.026	20,301 0.001

5.	The financial budget of the Company for the year 2022 be and is hereby reviewed and approved.	3,034,600,259 99.973	798,300 0.026	20,301 0.001

6.	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company for the year 2022 and their remunerations be and are hereby reviewed and approved.	3,034,600,159 99.973	798,400 0.026	20,301 0.001

7.	The establishment of a nomination committee be and is hereby reviewed and approved.	3,034,600,259 99.973	798,300 0.026	20,301 0.001

Computershare Hong Kong Investor Services Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

Ms. Su Dunyuan and Ms. Yan Dan, attorneys from Jia Yuan Law Offices, witnessed the AGM and issued a legal opinion certifying that the procedures to call and convene the AGM, the qualifications of attendees and the voting process were in compliance with relevant laws, regulations and the Articles of Association and that the poll results of the AGM were lawful and valid.

As at the date of the AGM, the Company has 7,083,537,000 shares in issue (the “Shares”).

The total number of Shares entitling the Shareholders to attend and vote on the resolutions at the AGM was 7,083,537,000. None of the Shareholders was required to abstain from voting on any resolutions at the AGM.

There were no Shares entitling the Shareholders to attend and abstain from voting in favour of any resolutions at the AGM pursuant to Rule 13.40 of the Listing Rules. None of the Shareholders had stated their intention in the Circular to vote against any resolutions or to abstain from voting at the AGM.

Pursuant to Rule 13.39(5A) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, some Directors of the Company attended the AGM in person, Chairman Mr. Wu Yong, non-executive Directors Mr. Guo Jiming and Mr. Hu Dan, and independent non-executive Director Mr. Frederick Ma Si-Hang were unable to attend due to other official duties or the impact of the epidemic.

By Order of the Board
Guangshen Railway Company Limited Tang Xiangdong
Company Secretary

Shenzhen, the PRC

June 16, 2022

As at the date of this announcement, the Board consists of:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Wu Yong	Guo Jiming	Frederick Ma Si-Hang
Hu Lingling	Hu Dan	Tang Xiaofan
Zhou Shangde	Zhang Zhe	Qiu Zilong